UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-38807

CHEMOMAB THERAPEUTICS LTD.
(Translation of registrant’s name into English)

10 Habarzel Street, Building C, 10th Floor, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

Chemomab Therapeutics Ltd. (the “Company”) hereby furnishes under this Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) the following: (i)  press release, dated November 20, 2025, titled “Chemomab Therapeutics Announces Third Quarter 2025 Financial Results and Provides a Corporate Update” as Exhibit 99.1 to this Form 6-K.

Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into Company’s Registration Statements on Form F-3 (File No. 333-275002 and No. 333-281750) and Form S-8 (File No. 333-259489 and No. 333-266868).

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated November 20, 2025, titled “Chemomab Therapeutics Announces Third Quarter 2025 Financial Results and Provides Corporate Update"

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMOMAB THERAPEUTICS LTD.

Date: November 21, 2025	By:	/s/ Sigal Fattal
Sigal Fattal
Chief Financial Officer